This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

May 1, 2003

3.

Press Release

The press release was issued on May 1, 2003 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. (NSU/TSX) announced that a 7,000 meter diamond drilling program has commenced at its Tabakoto/Segala properties in western Mali and that diamond drilling with the Longyear 44 rig is now underway at the Bisha Project in Eritrea.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., May 6, 2003

NEVSUN RESOURCES LTD.

Per:"Maureen Carse"

Maureen D. Carse

Corporate Secretary

EXPLORATION DRILLING COMMENCES AT THE

TABAKOTO/SEGALA PROJECT

DIAMOND DRILLING UNDERWAY AT THE BISHA PROJECT

May 1, 2003

Nevsun Resources (NSU-TSX) is pleased to announce that a 7,000 meter diamond drilling program has commenced at its Tabakoto/Segala properties in western Mali and that diamond drilling with the Longyear 44 rig is now underway at the Bisha Project in Eritrea.

Tabakoto/Segala Project:

Approximately 5,500 meters will test up to 10 gold zones and/or grass roots targets with a goal of defining additional gold resources that may be used as supplemental feed for the proposed Tabakoto mining operation.

The first 1,500 meters of drilling were dedicated to acquiring a large volume (PQ size) of core for SAG mill testing for the Segala Deposit. Subsequent holes were drilled on Snowden Mining Industry Consultant’s recommendations to gain additional geo-technical information with respect to the proposed open pit at Segala. This geotechnical and metallurgical test drilling has now been completed and samples are on their way to testing laboratories.

Approximately 200 kg of representative Segala low-grade material in the 1.0 to 1.5 g/t Au range has been collected for column leach tests. The focus of this work is on the lower grade mineralized zones within the waste envelope of the mill feed grade open pit. This follows bottle roll leach testing on similar low-grade samples which gave encouraging leach profiles. The column leach  testwork will be conducted by Kappes Cassiday and Associates in Reno.

Drilling on exploration targets at both the Segala and Tabakoto properties commenced in the past week. Initial drilling started at the Far Northwest Zone where previous drilling intersected up to 76.7g/t Au over 3.8 meters along an extensive zone of local artisan workings that appear to go to vertical depths of at least 30 meters. The western most hole of last year’s program intersected 27.0 meters that assayed 2.07 g/t Au and additional drilling will be done along strike of this intersection.

The drill will then move onto several targets at the Moralia area where past drilling defined 7.11g/t Au over 3.0 meters and 1.94 g/t Au over 7.0 meters. This will be followed by drilling at a new target, Dar Salam South, where recent mapping has outlined areas of extensive artisan workings that exploited north south structures. This target area has not been drilled in the past.

Additional drilling will take place at Dioulafoundou located approximately 2 km south of the Tabakoto deposit. The two holes drilled last year intersected gold values (3.18 g/t Au over 2.2 meters and 4.74 g/t Au over 3.0 meters). Re-interpretations of detailed mapping indicate that gold bearing structures are WNW trending as well as north south trending. At Dioulafoundou South, a geological environment similar to that at Tabakoto has been identified. Additional drilling will follow up on the one drill hole drilled last year that intersected 7.05 g/t Au over 2.4 meters.

Further drilling will take place at the Koutila target in order to gain an understanding of the geophysical and geochemical anomalies targeted. This area displays similar alteration to that seen at the Segala Main Zone.

The extensive Fougala area is still being studied and additional targets will be drilled on geochemical and geophysical anomalies that are covered with extensive artisanal workings. Drilling last year did intersect 1.37g/t Au over 11.8 meters and additional work will be conducted in this area.

Bisha Project, Eritrea:

Diamond drilling with the Longyear 44 began this week and will complete 5,000 meters as part of the second phase exploration program. Approximately 3,500 meters will be targeted in the Bisha high-grade gold and copper new discovery zone and 1,500 meters will test new targets generated by mapping, trenching, airborne and ground geophysics (EM, magnetometer and gravity)work completed to date.

Drilling of the Bisha Zone will test the area over a strike length of approximately 650 meters and a width of 400 meters. To date, 200 meters of strike length has been tested. Exploration on other targets will concentrate on two areas, the Bisha South Zone and the Bisha North Zone. Both of these targets display EM and gravity anomalies. The Bisha South Zone is located  600 meters south of the Bisha Zone and the gravity anomaly appears to be about 3 times the size of the Bisha Zone anomaly. Gossans outcrop over a surface extent of about 150 meters within a large area of alluvial cover. The Bisha North Zone also displays distinct EM and gravity anomalies associated with gossans. This zone appears to be approximately 200 to 300 meters in length.

 Forward Looking Statements:The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements

NEVSUN RESOURCES LTD. "John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com